Exhibit 99.1

Corporación América Airports S.A. Reports February 2021 Passenger Traffic

Total passenger traffic down 69.1% year-on-year impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--March 15, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 69.1% year-over-year (YoY) decline in passenger traffic in February 2021. Also note that in 2020 there was one more day in February in relation to 2021.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Feb'21(1)	Feb'20(3)(4)	% Var.	YTD’21(1)	YTD'20(2)(3)(4)	% Var.
Domestic Passengers (thousands)	1,324	3,696	-64.2%	3,013	7,805	-61.4%
International Passengers (thousands)	320	2,062	-84.5%	674	4,292	-84.3%
Transit Passengers (thousands)	331	643	-48.5%	843	1,474	-42.8%
Total Passengers (thousands)	1,975	6,401	-69.1%	4,530	13,570	-66.6%
Cargo Volume (thousand tons)	21.0	28.2	-25.4%	41.4	59.0	-29.7%
Total Aircraft Movements (thousands)	30.3	64.9	-53.4%	65.3	136.6	-52.2%

(1)	Note that data for February 2021 for Neuquén Airport, in Argentina, is missing due to delays in the submission of information.
(2)

Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(3)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(4)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in February 2021 dropped 69.1% YoY, reflecting the continued impact of the COVID-19 pandemic on air travel across all countries of operations. Certain travel restrictions and requirements are in place and in most countries, while overall demand remains weak. International traffic declined by 84.5% YoY, while domestic traffic dropped 64.2% YoY.

In Argentina, total passenger traffic declined 74.9% YoY, remaining mostly flat when compared to the 74.5% decline in January 2021. International passenger traffic declined 87.6%, compared to a the 84.9% drop in the prior month, as the government reintroduced restrictions to international flights from certain countries, in light of the new COVID-19 strain in Brazil and Europe, and borders remain closed to foreigners, with certain exceptions. Domestic passenger traffic dropped 68.8% YoY, a slight improvement from the 69.6% decline in January 2021.

In Italy, passenger traffic declined 95.6% YoY, with international and domestic traffic down 97.9% and 89.9% YoY, respectively, reflecting air travel restrictions reenacted by the Italian government following a new COVID-19 outbreak in the region. Moreover, Florence Airport will remain closed to operations due to runway works from February 1st to April 1st, 2021.

In Brazil, total passenger traffic declined 45.1% YoY, dropping from the 34.4% decline in January 2021. Domestic passenger traffic declined 41.9%, while international traffic dropped 97.8% YoY, mainly driven by the spread of a new COVID-19 strain in the country, coupled with low overall demand and travel restrictions implemented at year-end.

In Uruguay, passenger traffic declined of 92.4% YoY, compared to a 93.5% in January 2021, impacted by the prolonged closure of borders to non-resident foreigners, with certain exceptions, and weak demand.

In Ecuador, passenger traffic declined 69.3% YoY, with declines of 62.5% in international traffic and 75.1% in domestic traffic, while in Armenia total passenger traffic dropped 53.9% during the month, an improvement from the 72.6% decline in January 2021.

Cargo Volume and Aircraft Movements

Cargo volume decreased 25.4% on February 2021, mainly due to declines of 23.2% in Argentina, 31.9% in Brazil and 39.6% in Ecuador.

Aircraft movements declined 53.4% YoY in February 2021, mainly attributed to decreases of 55.3% in Argentina, 35.0% in Brazil, 88.3% in Italy and 45.4% in Ecuador. Aircraft movements also declined 66.8% in Uruguay, 46.7% in Armenia and 67.3% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Feb'21	Feb'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	849	3,379	-74.9%	1,778	7,021	-74.7%
Italy	19	433	-95.6%	55	913	-93.9%
Brazil(2)	831	1,515	-45.1%	2,061	3,391	-39.2%
Uruguay	15	193	-92.4%	30	426	-93.0%
Ecuador	116	378	-69.3%	240	763	-68.5%
Armenia	90	196	-53.9%	154	431	-64.1%
Peru	56	307	-81.9%	212	626	-66.1%
TOTAL	1,975	6,401	-69.1%	4,530	13,570	-66.6%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table. (4) See Footnote 4 in previous table.

Cargo Volume (tons)
Argentina	11,169	14,546	-23.2%	21,767	32,932	-33.9%
Italy	928	997	-6.9%	2,061	2,116	-2.6%
Brazil	4,256	6,252	-31.9%	8,714	10,863	-19.8%
Uruguay(3)	1,852	1,866	-0.8%	3,629	4,095	-11.4%
Ecuador	1,519	2,515	-39.6%	2,977	5,523	-46.1%
Armenia	1,083	1,575	-31.2%	1,870	2,603	-28.2%
Peru	203	418	-51.3%	409	824	-50.3%
TOTAL	21,010	28,169	-25.4%	41,427	58,957	-29.7%
Aircraft Movements
Argentina	15,350	34,348	-55.3%	31,827	71,104	-55.2%
Italy	535	4,585	-88.3%	1,532	9,403	-83.7%
Brazil	8,189	12,602	-35.0%	18,786	26,849	-30.0%
Uruguay	865	2,602	-66.8%	1,497	6,137	-75.6%
Ecuador	3,577	6,548	-45.4%	7,693	14,043	-45.2%
Armenia	980	1,837	-46.7%	1,720	4,075	-57.8%
Peru	785	2,400	-67.3%	2,227	4,991	-55.4%
TOTAL	30,281	64,922	-53.4%	65,282	136,602	-52.2%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

Category: Operational Statistic

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411